NEW GOLD REPORTS 2023 THIRD QUARTER RESULTS

Strong Results Generate Positive Free Cash Flow, Consolidated 2023 Production Tracking to the Top End of Guidance with All-In Sustaining Cost Tracking to the Low End of Guidance

(All amounts are in U.S. dollars unless otherwise indicated)

October 25, 2023 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports third quarter results for the Company as of September 30, 2023. Production totaled 111,204 gold equivalent[1] ("gold eq.") ounces at all-in sustaining costs[2] of $1,477 per gold eq. ounce. Due to the strong operational performance over the first nine months of the year, consolidated 2023 production is tracking to the top end of guidance and all-in sustaining costs are tracking to the low end of the guidance range. Solid production and low costs in the third quarter resulted in strong cash flow from operations of $100 million and free cash flow[2] of $22 million, highlighting the cash generation profile as growth projects are completed in the coming years, which is expected to lead to production growth and tapering capital costs.

Strong Operational Performance Positions New Gold to Achieve Top End of 2023 Production Guidance and Low End of Cost Guidance

- Third quarter consolidated gold eq.[1] production of 111,204 ounces (82,986 ounces of gold, 13.2 million pounds of copper and 145,452 ounces of silver), the highest quarterly production since 2021 and a 22% increase over the prior-year period
- All-in sustaining costs[2] of $1,477 per gold eq. ounce, including total cash costs[2] of $1,044 per gold eq. ounce
- Standout quarter from New Afton, exceeding planned copper and gold production, mostly as a result of higher tonnes processed. B3 extraction rates continue to exceed plan. Production is tracking to the top end of 2023 guidance
- Rainy River continues to deliver stable production quarter-over-quarter. Both the open pit and underground mines are well positioned to deliver fourth quarter mill feed and the processing plant is running well. Production is tracking to the top end of 2023 guidance
- The Company is currently tracking to the top end of consolidated production guidance for gold, copper, and gold eq.[1] production and all-in sustaining costs[2] are tracking to the low end of the guidance range

Positive Free Cash Flow Achieved in the Quarter, Underscoring the Near-term Cash Generation Profile as Both Operations Execute on Growth Projects

- Cash and cash equivalents of $179 million as at September 30, 2023, an increase of $5 million from the second quarter driven by free cash flow[2] generated at both Rainy River and New Afton
- Cash generated from operations of $100 million, or $0.15 per share, in the third quarter and cash generated from operations, before changes in non-cash operating working capital[2], of $88 million, or $0.13 per share
- Free cash flow[2] of $22 million despite the Company currently being in an intensive capital spending period, including the New Afton C-Zone project and establishment of the Rainy River underground mine
- Net loss of $3 million, or $0.00 per share and adjusted net earnings[2] of $23 million, or $0.03 per share
- Capital spending is expected to taper off significantly over the next few years upon completion of growth projects and a significant reduction in open pit waste stripping at Rainy River after 2024. Together with increasing production profiles at both operations and decreasing unit operating costs per tonne at New Afton with the return to higher throughput rates, free cash flow is expected to increase significantly
- Subsequent to quarter end, the Company announced the achievement of two key milestones with the completion of the first draw bell at New Afton's C-Zone and the commissioning of the final two of 29 dewatering wells at the New Afton Tailings Storage Facility (NATSF), as planned (*refer to the Company's October 2, 2023 news release for further information*). Commercial production from C-Zone is on track for the second half of 2024. At Rainy River, development of the connection ramp from Intrepid to underground Main Zone is on track for first ore production from underground Main Zone in the second half of 2024

Strategic Pipeline to Extend New Afton Mine Life Beyond 2030 with Minimal Capital Investment

- Subsequent to quarter end, the Company provided an update on promising opportunities to extend the mine life at New Afton beyond 2030, and reported encouraging drill results and future exploration plans at the New Afton Mine (*refer to the Company's October 10, 2023 news release for further information*)
- As a priority, New Gold is looking to convert a portion of the existing underground mineral resource base to mineral reserves, including C-Zone Extension, East Extension, and D-Zone. Additionally, initial drilling results from K-Zone and AI-Southeast are encouraging
- The Company will continue to employ a disciplined approach to capital allocation to sustain New Afton's significant cash flow profile throughout the C-Zone period, from the second half of 2024 to 2030, by leveraging existing underground infrastructure and New Afton's mill and tailings facilities

"The third quarter was an impressive one for New Gold," stated Patrick Godin, President & CEO. "We delivered a 22% increase in gold equivalent production over the prior-year period with a meaningful decrease in all-in sustaining costs, leading to positive free cash flow during the quarter for the Company while continuing to invest in our growth projects. We have performed well through 2023 with a continued focus on operational discipline and safety, and I am pleased that we are tracking to the top end of our production guidance, and the low end of our all-in sustaining cost guidance."

"We are entering a growth period and the third quarter saw our Company make big strides towards derisking and securing the future production at our operations. I want to reemphasize the two key milestones achieved at New Afton with the completion of the first draw bell at C-Zone and the final commissioning of all 29 dewatering wells at the NATSF. This is a pivotal moment for the New Afton mine with production growth and declining costs expected in the near term, and all major capital expenditures for the tailings stabilization completed. Rainy River continued to advance the connection ramp towards the underground Main Zone from Intrepid, allowing us to continue to take advantage of a number of efficiencies both underground and in the open pit," added Mr. Godin.

2023 Operational Outlook Update

Operational Estimates	Rainy River Mine	New Afton Mine	2023 Consolidated Guidance
Gold eq. production (ounces)[1]	235,000 - 265,000	130,000 - 160,000	**365,000 - 425,000**
Gold production (ounces)	230,000 - 260,000	50,000 - 60,000	**280,000 - 320,000**
Copper production (Mlbs)	-	38 - 48	**38 - 48**
Operating expenses, per gold eq. ounce	$905 - $985	$1,035 - $1,115	**$950 - $1,030**
All-in sustaining costs, per gold eq. ounce[2]	$1,475 - $1,575	$1,320 - $1,420	**$1,505 - $1,605**
Capital Investment & Exploration Estimates	Rainy River Mine	New Afton Mine	2023 Consolidated Guidance
Total capital ($M)	$145 - $165	$145 - $185	**$290 - $350**
Sustaining capital ($M)[2]	$125 - $135	$15 - $35	**$140 - $170**
Growth capital ($M)[2]	$20 - $30	$130 - $150	**$150 - $180**

Through the first nine months of the year, both operations delivered solid production and cost performance. The Company is currently tracking to the top end of consolidated production guidance for gold, copper, and gold eq.[1] production and all-in sustaining costs are tracking to the lower end of the guidance range.

Rainy River is tracking towards the top end of the gold eq.[1] production range. Sustaining capital is expected to be at the low end of the guidance range primarily due to lower waste stripping year-to-date, resulting in lower capitalized mining costs, with those costs remaining in operating expenses. As a result of the lower capitalization of mining costs, operating expenses per gold eq. ounce are now tracking above the top end of the guidance range. All-in sustaining costs are tracking to the midpoint of the guidance range. Growth capital is expected to be within its guidance range.

At New Afton, copper, gold, and gold eq.[1] production are tracking towards the top end of their respective production guidance ranges, with operating expenses per gold eq. ounce and all-in sustaining costs now tracking towards the low end of their respective cost guidance ranges. Sustaining and growth capital are both expected to be within their respective guidance ranges.

Consolidated Financial Highlights

	Q3 2023	Q3 2022	9M 2023	9M 2022
Revenue ($M)	**201.3**	151.2	**587.3**	441.6
Operating expenses ($M)	**107.5**	99.2	**329.6**	274.2
Net loss ($M)	**(2.7)**	(4.2)	**(37.1)**	(49.9)
Net loss, per share ($)	**(0.00)**	(0.01)	**(0.05)**	(0.07)
Adj. net earnings (loss) ($M)[2]	**23.1**	(13.4)	**53.1**	(19.8)
Adj. net earnings (loss), per share ($)[2]	**0.03**	(0.02)	**0.08**	(0.03)
Cash generated from operations ($M)	**100.1**	53.7	**217.0**	158.9
Cash generated from operations, per share ($)	**0.15**	0.08	**0.32**	0.23
Cash generated from operations, before changes in non-cash operating working capital ($M)[2]	**87.7**	43.6	**228.5**	137.4
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[2]	**0.13**	0.06	**0.33**	0.20

- Revenue increased over the prior-year periods due to higher gold prices and higher gold and copper sales volumes.

- Operating expenses increased over the prior-year periods primarily due to higher production and sales at both sites.

- Net loss decreased over the prior-year periods primarily due to an increase in revenues resulting from higher gold prices and higher gold and copper sales, partially offset by higher operating costs and higher unrealized losses on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow interest obligation.

- Adjusted net earnings[2] increased over the prior-year periods due to higher revenues and lower finance costs, partially offset by higher operating expenses, and depreciation and depletion.

- Cash generated from operations increased over the prior-year periods primarily due to higher revenue.

Consolidated Operational Highlights

	Q3 2023	Q3 2022	9M 2023	9M 2022
Gold eq. production (ounces)[1]	111,204	91,021	318,435	249,230
Gold eq. sold (ounces)[1]	107,562	92,634	311,677	247,678
Gold production (ounces)	82,986	70,147	241,991	190,679
Gold sold (ounces)	79,821	68,816	241,247	190,641
Copper production (Mlbs)	13.2	8.5	35.5	24.1
Copper sold (Mlbs)	13.0	9.9	32.5	23.5
Gold revenue, per ounce ($)	1,900	1,703	1,902	1,814
Copper revenue, per pound ($)	3.57	3.17	3.65	3.75
Average realized gold price, per ounce ($)[2]	1,924	1,727	1,926	1,831
Average realized copper price, per pound ($)[2]	3.78	3.42	3.89	3.99
Operating expenses, per gold eq. ounce ($)	1,000	1,069	1,058	1,106
Total cash costs, per gold eq. ounce ($)[2]	1,044	1,114	1,102	1,143
Depreciation and depletion, per gold eq. ounce ($)	548	599	541	580
All-in sustaining costs, per gold eq. ounce ($)[2]	1,477	1,637	1,535	1,875
Sustaining capital ($M)[2]	35.6	39.6	97.5	149.5
Growth capital ($M)[2]	35.0	30.3	107.8	72.1
Total capital ($M)	70.6	69.9	205.3	221.6

Rainy River Mine

Operational Highlights

Rainy River Mine	Q3 2023	Q3 2022	9M 2023	9M 2022
Gold eq. production (ounces)[1]	66,374	60,319	195,389	163,973
Gold eq. sold (ounces)[1]	63,790	56,932	198,247	165,396
Gold production (ounces)	64,970	58,719	191,053	160,069
Gold sold (ounces)	62,426	55,421	193,846	161,573
Gold revenue, per ounce ($)	1,921	1,729	1,920	1,832
Average realized gold price, per ounce ($)[2]	1,921	1,729	1,920	1,832
Operating expenses, per gold eq. ounce ($)	1,034	955	1,050	973
Total cash costs, per gold eq. ounce ($)[2]	1,034	955	1,050	973
Depreciation and depletion, per gold eq. ounce ($)	628	687	600	665
All-in sustaining costs, per gold eq. ounce ($)[2]	1,542	1,483	1,539	1,662
Sustaining capital ($M)[2]	28.7	25.9	82.6	100.9
Growth capital ($M)[2]	3.3	6.0	13.5	13.5
Total capital ($M)	32.0	31.9	96.1	114.4

Operating Key Performance Indicators

Rainy River Mine	Q3 2023	Q3 2022	9M 2023	9M 2022
Open Pit Only				
Tonnes mined per day (ore and waste)	**121,011**	112,055	**123,336**	113,597
Ore tonnes mined per day	**36,177**	24,701	**35,567**	19,022
Operating waste tonnes per day	**44,393**	44,469	**55,458**	33,110
Capitalized waste tonnes per day	**40,442**	42,885	**32,311**	61,465
Total waste tonnes per day	**84,835**	87,354	**87,769**	94,575
Strip ratio (waste:ore)	**2.35**	3.54	**2.47**	4.97
Open Pit and Underground				
Tonnes milled per calendar day	**25,308**	24,439	**23,664**	24,020
Gold grade milled (g/t)	**0.97**	0.89	**1.01**	0.83
Gold recovery (%)	**90**	91	**91**	91

- Third quarter gold eq.[1] production was 66,374 ounces (64,970 ounces of gold and 111,694 ounces of silver). For the nine months ended September 30, 2023, gold eq.[1] production was 195,389 ounces (191,053 ounces of gold and 344,880 ounces of silver). The increase over the prior-year periods is primarily due to higher gold grade.

- Operating expense per gold eq. ounce increased over the prior-year periods due to lower capitalized tonnes, increased costs associated with mill maintenance, partially offset by higher sales volume.

- All-in sustaining costs[2] per gold eq. ounce increased over the prior-year period due to higher sustaining capital spend and operating expenses partially offset by higher sales volume. For the nine months ended September 30, 2023, all-in sustaining costs per gold eq. ounce decreased over the prior-year period due to lower sustaining capital spend and higher sales volume.

- Total capital increased over the prior-year period due to higher sustaining capital, partially offset by lower growth capital. For the nine months ended September 30, 2023, total capital decreased over the prior-year period due to lower sustaining capital. Sustaining capital[2] related primarily to the tailings dam raise, capitalized waste and capital maintenance. Growth capital[2] related to the development of the Intrepid underground and underground Main Zones, which advanced 565 metres during the quarter.

- Free cash flow[2] for the quarter and nine months ended September 30, 2023, was $15 million and $31 million (net of $7 million and $21 million stream payments, respectively), an improvement over the prior-year periods primarily due to an increase in revenues.

 TSX: NGD NYSE American: NGD

New Afton Mine

Operational Highlights

New Afton Mine	Q3 2023	Q3 2022	9M 2023	9M 2022
Gold eq. production (ounces)[1]	44,830	30,701	123,046	85,257
Gold eq. sold (ounces)[1]	43,772	35,702	113,430	82,282
Gold production (ounces)[3]	18,016	11,427	50,937	30,610
Gold sold (ounces)	17,395	13,395	47,401	29,068
Copper production (Mlbs)	13.2	8.5	35.5	24.1
Copper sold (Mlbs)	13.0	9.9	32.5	23.5
Gold revenue, per ounce ($)	1,823	1,595	1,827	1,712
Copper revenue, per ounce ($)	3.57	3.17	3.65	3.75
Average realized gold price, per ounce ($)[2]	1,932	1,721	1,948	1,825
Average realized copper price, per pound ($)[2]	3.78	3.42	3.89	3.99
Operating expenses, per gold eq. ounce ($)	951	1,250	1,071	1,374
Total cash costs, per gold eq. ounce ($)[2]	1,058	1,367	1,192	1,485
Depreciation and depletion, per gold eq. ounce ($)	428	455	436	403
All-in sustaining costs, per gold eq. ounce ($)[2]	1,229	1,769	1,341	2,101
Sustaining capital ($M)[2]	6.7	13.8	14.8	48.6
Growth capital ($M)[2]	31.7	24.3	94.3	58.6
Total capital ($M)	38.4	38.1	109.1	107.2

Operating Key Performance Indicators

New Afton Mine	Q3 2023	Q3 2022	9M 2023	9M 2022
New Afton Mine Only				
Tonnes mined per day (ore and waste)	9,790	6,523	9,716	6,674
Tonnes milled per calendar day	8,651	7,764[3]	8,326	9,836[3]
Gold grade milled (g/t)	0.72	0.59[3]	0.69	0.43[3]
Gold recovery (%)	90	85[3]	89	83[3]
Copper grade milled (%)	0.80	0.64	0.77	0.50
Copper recovery (%)	91	85	91	81
Gold eq. production (ounces)[1]	44,069	30,158	118,803	83,077
Gold production (ounces)	17,255	10,884	46,694	28,430
Copper production (Mlbs)	13.2	8.5	35.5	24.1
Ore Purchase Agreements[3]				
Gold production (ounces)	761	543	4,243	2,180

- Third quarter gold eq.[1] production was 44,830 ounces (18,016 ounces of gold and 13.2 million pounds of copper). For the nine months ended September 30, 2023, gold eq.[1] production was 123,046 ounces (50,937 ounces of gold and 35.5 million pounds of copper). The increase over the prior-year periods is due to higher grades and recovery.

- Operating expense per gold eq. ounce decreased over the prior-year periods primarily due to higher sales volume.

- All-in sustaining costs[2] per gold eq. ounce decreased over the prior-year periods due to lower sustaining capital spend and higher sales volume.

- Total capital increased over the prior-year periods, primarily due to higher growth capital spend partially offset by lower sustaining capital spend. Sustaining capital[2] primarily related to tailings management and stabilization activities. Growth capital[2] primarily related to C-Zone development.

- Free cash flow[2] for the quarter and nine months ended September 30, 2023, was a net inflow of $5 million and a net outflow of $33 million, respectively, an improvement over the prior-year periods primarily due to higher revenue partially offset by an increase in growth capital.

- During the quarter, C-Zone advanced 1,193 metres. The first draw bell at C-Zone was completed in the quarter, and the Company completed the commissioning of the final two of 29 dewatering wells at the NATSF. C-Zone has now transitioned to the production ramp-up phase and remains on-track to achieve commercial production in the second half of 2024.

- During the quarter, the Company continued to advance three of the most promising resource zones for potential conversion to Mineral Reserves and advance exploration initiatives in South-Central British Columbia, with a plan to strategically leverage New Afton's mill and tailings facilities to further extend the mine life. The Company completed 2,392 metres of diamond drilling in eight drill holes from underground. Of these, 1,121 metres were completed in three holes to explore for potential mineralization on the K-Zone target area, and the remaining 1,271 metres were completed in five drill holes to assess the true width and continuity of mineralization defined on the D-Zone target area. Drilling was also conducted from surface, where 1,433 metres in three drill holes targeted geophysical anomalies within the Mine Lease.

Third Quarter 2023 Conference Call and Webcast

The Company will host a webcast and conference call tomorrow, October 26, 2023 at 8:30 am Eastern Time to discuss the Company's third quarter consolidated results.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/PowdYQg251V

- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 21119260

- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3P5WEdr to receive an instant automated call back

- A recorded playback of the conference call will be available until November 26, 2023 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 119260. An archived webcast will also be available at www.newgold.com

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah

Executive Vice President, Strategy & Business Development

Direct: +1 (416) 324-6027

Email: ankit.shah@newgold.com

Brandon Throop

Director, Investor Relations

Direct: +1 (647) 264-5027

Email: brandon.throop@newgold.com

Endnotes

1. Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q3 2023 includes production of 111,694 ounces of silver (108,530 ounces sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce and $22.00 per silver ounce used for 2023 guidance estimates. Gold eq. ounces for New Afton in Q3 2023 includes 13.2 million pounds of copper produced (13.0 million pounds sold) and 33,758 ounces of silver produced (31,061 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce, $3.50 per copper pound and $22.00 per silver ounce used for 2023 guidance estimates.

2. "Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations before changes in non-cash operating working capital", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

3. Key performance indicator data is inclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 4% of total gold ounces produced at New Afton during the quarter, and 9% for the nine months ended September 30, 2023, using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

4. Figures in some tables may not add due to rounding.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per gold equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures

are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended September 30		Nine months ended September 30	
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION				
Operating expenses	**107.5**	99.2	**329.6**	274.2
Gold equivalent ounces sold[1]	**107,562**	92,634	**311,677**	247,678
Operating expenses per gold equivalent ounce sold ($/ounce)	**1,000**	1,069	**1,058**	1,106
Operating expenses	**107.5**	99.2	**329.6**	274.2
Treatment and refining charges on concentrate sales	**4.7**	4.2	**13.7**	9.2
Total cash costs	**112.2**	103.4	**343.3**	283.2
Gold equivalent ounces sold[1]	**107,562**	92,634	**311,677**	247,678
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**1,044**	1,114	**1,102**	1,143
Sustaining capital expenditures[2]	**35.6**	39.2	**97.5**	148.7
Sustaining exploration - expensed	**0.3**	0.1	**0.7**	0.5
Sustaining leases[2]	**1.5**	2.7	**7.7**	7.8
Corporate G&A including share-based compensation	**6.2**	3.6	**20.1**	15.7
Reclamation expenses	**3.1**	2.8	**9.3**	8.5
Total all-in sustaining costs	**158.8**	151.8	**478.6**	464.5
Gold equivalent ounces sold[1]	**107,562**	92,634	**311,677**	247,678
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**1,477**	1,637	**1,535**	1,875

	Three months ended September 30		Nine months ended September 30	
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**65.9**	54.4	**208.1**	161.0
Gold equivalent ounces sold[1]	**63,790**	56,932	**198,247**	165,396
Operating expenses per unit of gold sold ($/ounce)	**1,034**	955	**1,050**	973
Operating expenses	**65.9**	54.4	**208.1**	161.0
Total cash costs	**65.9**	54.4	**208.1**	161.0
Gold equivalent ounces sold[1]	**63,790**	56,932	**198,247**	165,396
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**1,034**	955	**1,050**	973
Sustaining capital expenditures[2]	**28.7**	25.3	**82.6**	100.0
Sustaining leases[2]	**1.3**	2.5	**7.2**	7.1
Reclamation expenses	**2.4**	2.2	**7.3**	6.7
Total all-in sustaining costs	**98.3**	84.5	**305.2**	274.9
Gold equivalent ounces sold[1]	**63,790**	56,932	**198,247**	165,396
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**1,542**	1,483	**1,539**	1,662

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2023	2022	2023	2022
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**41.6**	44.8	**121.5**	113.0
Gold equivalent ounces sold[1]	**43,772**	35,702	**113,430**	82,282
Operating expenses per unit of gold sold ($/ounce)	**951**	1,250	**1,071**	1,374
Operating expenses	**41.6**	44.8	**121.5**	113.0
Treatment and refining charges on concentrate sales	**4.7**	4.2	**13.7**	9.2
Total cash costs	**46.3**	49.0	**135.2**	122.2
Gold equivalent ounces sold[1]	**43,772**	35,702	**113,430**	82,282
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**1,058**	1,367	**1,192**	1,485
Sustaining capital expenditures[2]	**6.7**	13.7	**14.8**	48.5
Sustaining leases[2]	**0.1**	—	**0.1**	0.3
Reclamation expenses	**0.7**	0.6	**2.0**	1.8
Total all-in sustaining costs	**53.8**	63.3	**152.1**	172.8
Gold equivalent ounces sold[1]	**43,772**	35,702	**113,430**	82,282
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	**1,229**	1,769	**1,341**	2,101

Sustaining Capital Expenditures Reconciliation Table

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2023	2022	2023	2022
TOTAL SUSTAINING CAPITAL EXPENDITURES				
Mining interests per consolidated statement of cash flows	**70.6**	69.9	**205.3**	221.6
New Afton growth capital expenditures[2]	**(31.7)**	(24.3)	**(94.3)**	(58.6)
Rainy River growth capital expenditures[2]	**(3.3)**	(6.0)	**(13.5)**	(13.5)
Sustaining capital expenditures[2]	**35.6**	39.6	**97.5**	149.5

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "other gains and losses" as per Note 3 of the Company's consolidated financial statements; and loss on redemption of long-term debt. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2023	**2022**	**2023**	**2022**
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION				
Income (loss) before taxes	**4.9**	(15.9)	**(28.4)**	(59.7)
Other losses	**20.3**	1.0	**84.6**	33.0
Loss on repayment of long-term debt	**—**	—	**—**	4.3
Adjusted net earnings (loss) before taxes	**25.2**	(14.9)	**56.2**	(22.4)
Income tax (expense) recovery	**(7.6)**	11.7	**(8.7)**	9.8
Income tax adjustments	**5.5**	(10.2)	**5.6**	(7.2)
Adjusted income tax (expense) recovery[2]	**(2.1)**	1.5	**(3.1)**	2.6
Adjusted net earnings (loss)[2]	**23.1**	(13.4)	**53.1**	(19.8)
Adjusted net earnings per share (basic and diluted)[2]	**0.03**	(0.02)	**0.08**	(0.03)

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

(in millions of U.S. dollars)	Three months ended September 30		Nine months ended September 30	
	2023	**2022**	**2023**	**2022**
CASH RECONCILIATION				
Cash generated from operations	**100.1**	53.7	**217.0**	158.9
Change in non-cash operating working capital	**(12.4)**	(10.1)	**11.5**	(21.5)
Cash generated from operations, before changes in non-cash operating working capital[2]	**87.7**	43.6	**228.5**	137.4

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, and settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30, 2023			
(in millions of U.S. dollars)	**Rainy River**	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**54.7**	**43.5**	**1.8**	**100.1**
Less Mining interest capital expenditures	**(32.0)**	**(38.4)**	**(0.1)**	**(70.5)**
Add Proceeds of sale from other assets	**—**	**—**	**—**	**—**
Less Lease payments	**(1.3)**	**—**	**(0.1)**	**(1.4)**
Less Cash settlement of non-current derivative financial liabilities	**(6.6)**	**—**	**—**	**(6.6)**
Free Cash Flow[2]	**14.8**	**5.1**	**1.6**	**21.6**

	Three months ended September 30, 2022			
(in millions of U.S. dollars)	**Rainy River**	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	38.5	17.8	(2.6)	53.7
Less Mining interest capital expenditures	(31.8)	(38.1)	—	(69.9)
Add Proceeds of sale from other assets	0.6	—	—	0.6
Less Lease payments	(2.5)	—	(0.1)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(5.4)	—	—	(5.4)
Free Cash Flow[2]	(0.7)	(20.3)	(2.7)	(23.6)

	Nine months ended September 30, 2023			
(in millions of U.S. dollars)	**Rainy River**	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**156.0**	**76.0**	**(15.0)**	**217.0**
Less Mining interest capital expenditures	**(96.1)**	**(109.1)**	**(0.1)**	**(205.3)**
Add Proceeds of sale from other assets	**0.1**	**—**	**—**	**0.1**
Less Lease payments	**(7.2)**	**(0.1)**	**(0.4)**	**(7.7)**
Less Cash settlement of non-current derivative financial liabilities	**(21.4)**	**—**	**—**	**(21.4)**
Free Cash Flow[2]	**31.4**	**(33.2)**	**(15.5)**	**(17.3)**

	Nine months ended September 30, 2022			
(in millions of U.S. dollars)	**Rainy River**	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	153.2	23.3	(17.6)	158.9
Less Mining interest capital expenditures	(114.4)	(107.1)	(0.1)	(221.6)
Add Proceeds of sale from other assets	0.8	0.1	—	0.9
Less Lease payments	(7.1)	(0.3)	(0.3)	(7.7)
Less Cash settlement of non-current derivative financial liabilities	(18.4)	(12.4)	—	(30.7)
Free Cash Flow[2]	14.1	(96.4)	(18.0)	(100.2)

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized for gold sales in each reporting period. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30	
(in millions of U.S. dollars, except where noted)	**2023**	**2022**	**2023**	**2022**
TOTAL AVERAGE REALIZED PRICE				
Revenue from gold sales	**151.7**	117.2	**458.9**	345.8
Treatment and refining charges on gold concentrate sales	**1.9**	1.7	**5.8**	3.3
Gross revenue from gold sales	**153.6**	118.9	**464.7**	349.1
Gold ounces sold	**79,821**	68,816	**241,247**	190,641
Total average realized price per gold ounce sold ($/ounce)[2]	**1,924**	1,727	**1,926**	1,831

	Three months ended September 30		Nine months ended September 30	
(in millions of U.S. dollars, except where noted)	**2023**	**2022**	**2023**	**2022**
RAINY RIVER AVERAGE REALIZED PRICE				
Revenue from gold sales	**120.0**	95.8	**372.3**	296.0
Gold ounces sold	**62,426**	55,421	**193,846**	161,573
Rainy River average realized price per gold ounce sold ($/ounce)[2]	**1,921**	1,729	**1,920**	1,832

	Three months ended September 30		Nine months ended September 30	
(in millions of U.S. dollars, except where noted)	**2023**	**2022**	**2023**	**2022**
NEW AFTON AVERAGE REALIZED PRICE				
Revenue from gold sales	**31.7**	21.4	**86.6**	49.8
Treatment and refining charges on gold concentrate sales	**1.9**	1.7	**5.7**	3.3
Gross revenue from gold sales	**33.6**	23.1	**92.3**	53.1
Gold ounces sold	**17,395**	13,395	**47,401**	29,068
New Afton average realized price per gold ounce sold ($/ounce)[2]	**1,932**	1,721	**1,948**	1,825

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure starting on page 27 in the MD&A for the three and nine months ended September 30, 2023, which is incorporated by reference herein and which is filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance regarding production, costs, expenses, capital investments and exploration estimates on a consolidated and mine-by-mine basis and the timing and factors contributing to those expected results; expectations about achieving the top end of consolidated production guidance for gold, copper and gold equivalent production and the lower end of the guidance range for consolidated all-in sustaining costs; the potential to successfully extend the New Afton mine life beyond 2030; the ability to successfully derisk and secure future production at the Company's operations; expectations regarding future production growth and

declining costs at New Afton; the Company's ability to continue to take advantage of underground and open pit efficiencies at Rainy River; expectations about Rainy River achieving towards the top end of gold equivalent production range, the low end of the guidance range for sustaining capital, above the top end of the guidance range for operating expenses per gold eq. ounce, the midpoint for the guidance range for all-in sustaining costs and within the guidance range for growth capital; expectations about New Afton achieving the top end of the production guidance ranges for copper, gold and gold equivalent production, the lower end of guidance ranges for operating expenses per gold eq. ounce and all-in sustaining costs and within the guidance ranges for sustaining and growth capital; successfully achieving commercial production from the C-Zone in the second half of 2024; the successful execution of growth projects and the production growth, significant tapering of capital costs and cash generation profile expected to result therefrom as well as associated timing; expectations about B3 extraction rates continuing to exceed plans; successfully reducing open pit waste stripping at Rainy River as planned after 2024, and the increased production, declining spend and unit operating costs and significant free cash flow expected to result therefrom; the Company's ability to continue to deliver stable production quarter-over-quarter at Rainy River and expectations about being well positioned to deliver fourth quarter mill feed; expectations about growth projects remaining on time and on budget; successfully completing the development of the connection ramp from the Intrepid to Underground Main Zone and achieving first ore production from the Underground Main in the second half of 2024; expectations regarding the anticipated prospectivity of the K-Zone and AI-Southeast gold-copper zones; plans to continue to employ a disciplined approach to capital allocation throughout the C-Zone period and successfully leverage the existing underground infrastructure and mill and tailings facilities and the significant cash flow expected to result therefrom; and the Company's ability to successfully convert additional existing underground mineral resources to mineral reserves as anticipated.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized; and (10) there being no material disruption to the Company's supply chains and workforce at either the New Afton Mine or Rainy River Mine due to cases of COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from



those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer for the Company. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.